04001464

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 37309

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 23 2004 WASH, D.C. 158 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CP CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~1000~~ 999 BRICKELL AVENUE
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE TEN POW (305) 702-5525
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, HAROLD L. CONNELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CP CAPITAL SECURITIES, INC., as of DECEMBER 31, 19 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Harold L Connell
Signature

President
Title

Cynthia Sueiro 2/19/04
Notary Public

Cynthia Y. Sueiro
Commission # DD 014993
Expires April 2, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

NOTARY PUBLIC · STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N☒A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N☒A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CP CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.
ERIC LEVY, C.P.A.

February 13, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
CP Capital Securities, Inc.

We have audited the accompanying statement of financial condition of CP Capital Securities, Inc. as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of CP Capital Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

EXHIBIT "A"

CP CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 12,467	
Accounts Receivable, No Reserve Required	199,270	
Trading Securities Owned, All Marketable at Quoted Market, Original Cost - $ 47,883	53,120	
Advances to Brokers	10,407	
Due from Affiliates, No Reserve Required	20,500	
Prepaid Expenses and Other Assets	3,425	
Total Current Assets		$ 299,189
PROPERTY AND EQUIPMENT, At Cost Net of Accumulated Depreciation of $3,557		11,537
TOTAL ASSETS		$ 310,726

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Due to Correspondent Broker	$ 47,883	
Others	5,795	
Accrued Salaries, Commissions, and Other Expenses	96,254	
Due to Pension Plan - Employee Contribution	14,798	
Total Current Liabilities		$ 164,730
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common Stock - No Par Value; Authorized - 1,000 Shares; Issued - 120 Shares	$ 8,200	
Additional Paid-in Capital	141,428	
Retained Earnings (Deficit)	(3,632)	
Total Stockholder's Equity		145,996
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 310,726

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

CP CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		$ 1,570,751
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 1,097,411	
Clearance, Quotation, and Communication Costs	120,860	
Occupancy and Other Rentals	94,165	
Taxes, Other than Income Taxes	159	
Other Operating Expenses	142,501	
Total Operating Expenses		1,455,096
PROFIT BEFORE INCOME TAXES		$ 115,655
FEDERAL AND STATE INCOME TAX (PROVISION)		(32,100)
NET PROFIT BEFORE BENEFIT OF INCOME TAX LOSS CARRYFORWARDS		$ 83,555
FEDERAL AND STATE INCOME TAX BENEFIT ARISING FROM TAX LOSS CARRYFORWARDS		32,100
NET PROFIT		$ 115,655

Subject to Comments in Attached Letter and Notes to Financial Statements.

CP CAPITAL SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in	Retained Earnings
	Shares	Amount	Capital	(Deficit)
Balance - January 1, 2003	120	$ 8,200	$ 141,428	$ (119,287)
Additional Capital Contributions from Stockholder	-	-	-	-
Net Profit for the Period	-	-	-	115,655
Balance - December 31, 2003	120	$ 8,200	$141,428	$ (3,632)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

CP CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net Profit	$ 115,655	
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation	3,557	
Decrease in Unrealized Gain on Trading Securities	9,778	
Changes in Operating Assets and Liabilities:		
(Increase) in Accounts Receivable	(158,817)	
(Increase) in Trading Securities Owned at Cost	(33,638)	
Decrease in Prepaid Expenses and Other Assets	5,523	
(Increase) in Advances to Brokers	(10,407)	
Increase in Accounts Payable and Accrued Expenses	114,655	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 46,306
INVESTING ACTIVITIES		
Purchase of Property and Equipment	$ (15,094)	
NET CASH (USED IN) INVESTING ACTIVITIES		(15,094)
FINANCING ACTIVITIES		
Advances to Affiliates	$ (20,500)	
NET CASH (USED IN) FINANCING ACTIVITIES		(20,500)
INCREASE IN CASH		$ 10,712
CASH AT BEGINNING OF YEAR		1,755
CASH AT END OF YEAR		$ 12,467
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Texas on February 28, 1984, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On June 7, 2001, the name was changed from U.S. Eagle Securities, Inc. to CP Capital Securities, Inc. and simultaneously the Company was reincorporated in Florida.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis, however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

The Company does not own any restricted or investment securities at December 31, 2003.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2003, the Company's "Net Capital" was in excess of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a rental and management agreement with an affiliated entity commencing April 1, 2001 and last modified on January 1, 2003. This agreement provides for monthly rental charges equal to 90% of the affiliate's rental charge to its landlord and a monthly minimum of $2,500 for management fees and other overhead charges. Rental charges under this agreement amounted to $94,165 for the year ended December 31, 2003. This agreement is on a month to month basis.

Certain quotation services and equipment are being provided under agreements which can be terminated by either party with 60 days notice.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2003 is as follows:

Commissions	$ 1,574,795
Firm Trading	(4,802)
Interest and Other	758
	$ 1,570,751

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2003 is as follows:

Due from Correspondent Broker - Deposit Account	$ 30,000
Due from Correspondent Broker - Capital Account	15,072
Due from Correspondent Broker - Commissions	135,425
Advance Commission Payments to Company Brokers	18,773
	$ 199,270

The deposit amount Due From Correspondent Broker represents funds in an escrow account on deposit supporting the trading activities of the Company.

NOTE 6 - TAX LOSS CARRYFORWARDS

At December 31, 2003, the Company had approximately $1,000 of net operating loss carryforwards for federal and state income tax purposes that expire in the years through 2022.

CP CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

NET CAPITAL		
Total Stockholders' Equity		$ 145,996
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 145,996
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 11,537	
2. Prepaid Expenses and Other Assets	3,425	
3. Advances to Brokers	10,407	
4. Due From Affiliates	20,500	45,869
Net Capital Before Haircuts on Security Positions		$ 100,127
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	7,950	
c. Other Securities	18	
d. Undue Concentration	-	7,968
Net Capital		$ 92,159

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

CP CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:		
Accounts Payable	$ 53,678	
Accrued Salaries, Commissions, and Other Expenses	111,052	
Total Aggregate Indebtedness		$ 164,730

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 10,982
Minimum Net Capital Requirement	$ 5,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 81,177
Excess Net Capital at 1,000 Percent	$ 75,686
Percentage of Aggregate Indebtedness to Net Capital	179%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

CP CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

CP CAPITAL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Fiserv Securities, Inc..

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.
ERIC LEVY, C.P.A.

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
CP Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CP Capital Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two (2) of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 13, 2004